Filed by Potlatch Corporation

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities and Exchange Act of 1934, as amended

Subject Company: Potlatch Holdings, Inc.

Commission File No.: 001-05313

On October 18, 2005, L. Pendleton Siegel, Potlatch Corporation’s Chairman and Chief Executive Officer, and Gerald L. Zuehlke, Potlatch Corporation’s Vice President, Finance, and Chief Financial Officer, participated in a conference call regarding Potlatch Corporation’s earnings for the three months ended September 30, 2005. In response to questions from participants in the conference call, Mr. Siegel and Mr. Zuehlke discussed certain matters relating the proposed conversion of Potlatch Corporation to a real estate investment trust, or REIT. This filing contains a transcript of portions of the presentation relating to the proposed REIT conversion.

Question: Kuni Chen – Banc of America Securities – Analyst

Okay. And as far as the dividend that you’re targeting as a REIT, the $2.60 — or I guess, the $76 million, can you — can you give us some metrics perhaps either EBITDA or operating cash flow or FFO that — that you guys will kind of target around that dividend?

Response: L. Pendleton Siegel, Potlatch Corporation’s Chairman and Chief Executive Officer

I’m not sure I fully understand the question, Kuni. We do not as a — as a corporate practice forecast other than the DD&A for people. We do not forecast income publicly, and converting to a REIT will not change that. We will continue not to — to target that publicly. As we look at dividend payouts and as we expect a pretty substantial increase in EBITDA over the next three to five years for reasons we covered in our September 19th announcement, both Hybrid Poplar at Boardman and a fairly substantial increase in harvest in Idaho, we would expect our payout to a FAD to be comparable to the other companies, Rayonier and Plum Creek, that we are — will be in the same basket with and probably Longview, although I have not studied Longview as much to date.

Question: Kuni Chen – Banc of America Securities – Analyst

Right. I mean, I’m not asking for an income forecast. I’m just trying to get a sense as to kind of how much cushion you have in your operations to — to sustain that dividend, especially if there’s perhaps more cost pressure on the — on the manufacturing side of the business.

Response: L. Pendleton Siegel, Potlatch Corporation’s Chairman and Chief Executive Officer

We went through — prior to the Board to making the decision, we went through an awful lot of sensitivities, Kuni, looking at what-if scenarios and picked a dividend rate that we are confident that we can sustain as we go through those sensitivities if they occur and increase over time, primarily because of the two things I mentioned, Hybrid Poplar and Idaho harvest.

Question: Rich Schneider – UBS – Analyst

Okay. Talking about the distribution, under what conditions would you be willing to lower your cap spending down to the $30 million level? Is it to make sure you cover the distribution, or would you be willing to borrow instead of taking CapEx down? How do you view that whole CapEx borrowing distribution?

Response: L. Pendleton Siegel, Potlatch Corporation’s Chairman and Chief Executive Officer

It’s really — we will look at how secure we believe the dividend is, and we think it’s quite secure. It does not bother me to borrow some money. I know we’ll be borrowing money seasonally, Rich, just because we do have a seasonal business and the dividend will be paid in a — an even flow standpoint as opposed to a seasonal standpoint. So we will be borrowing money, I’m sure, in the next — maybe most years in the first half of the year, and then paying back most of that money. It doesn’t — doesn’t bother me to borrow a small amount of money in a given year if — the tradeoff is, Do you want to cut out an 80% DCF project – internal rate of return project and not borrow money at 7% when that project is an energy-reduction project? At this point in time, I think I’d say — I’d say no. 60 million is certainly sufficient to allow us to fund everything we should fund, and if necessary, as we’ve done two or three in the past — past five years, if necessary we can hold capital down to 30 million. And the – what determines necessary is really the conditions at that point in time. We don’t see that at this point in time, Richard.

Question: Steve Chercover – D.A. Davidson – Analyst

Well, you’re soon-to-be peers both have pretty active and official real estate businesses. Do you anticipate having a subsidiary that’s geared towards selling HB real estate?

Response: L. Pendleton Siegel, Potlatch Corporation’s Chairman and Chief Executive Officer

We will have it. The — you can actually sell HBU real estate in the REIT, and it is good REIT income, but it’s taxable for the fist ten years after conversion. The — where you run into trouble, Steve, is if you are in the — doing anything that constitutes development as opposed to — what I just described is good REIT income and is not development because we’re not putting in road systems or underground things. To the extent we do that, that activity will be done in a taxable subsidiary of the REIT.

Question: Steve Chercover – D.A. Davidson – Analyst

Okay. And switching gears just a little bit, Pen, you said previously that you believe that the less manufacturing you have within REIT, the better a REIT it is. Is that still your philosophical view?

Response: L. Pendleton Siegel, Potlatch Corporation’s Chairman and Chief Executive Officer

It’s — it is a — not a philosophical view so much as a market-related view. The market may value a REIT at a better level to the extent it has less manufacturing assets, and I — that’s a little hard to tell in our business because there only are two REITs out there. One of them’s been out there now for almost two years. Plum Creek’s been out for quite a while. Longview has announced they’re going to convert and we are also. Plum Creek has the least amount of manufacturing assets relative to its size, but Plum Creek is also the company with by far the longest track record, having been a — an MLP and then a REIT for an extended period of time. So that’s — that is my guess, Steve, but it is — call it an educated guess. There isn’t a lot of data to support one thing or the other.

Question: Heather McPherson – T. Rowe Price – Analyst

Hi, guys. How are you? I was wondering, a couple questions on the corporate expense, it’s down year-over-year, but have you guys talked about what you think that might be post REIT conversion? Did I miss that?

Response: Gerald L. Zuehlke, Potlatch Corporation’s Vice President, Finance, and Chief Financial Officer

We haven’t really talked about it necessarily, but we really don’t anticipate much difference in corporate expense on an ongoing basis. There will be the need to look at how different costs are apportioned between the REIT and the TRSs, but overall the total corporate expense shouldn’t vary too much.

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Response: L. Pendleton Siegel, Potlatch Corporation’s Chairman and Chief Executive Officer

There’s probably a little bit of corporate expense. I think we announced in the S-4 we filed, Heather, that we expected REIT conversion costs to run something in excess of 8 million. And we are paying those costs as we go along, so there is something in this year’s corporate expense that we would expect not to be a recurring charge.

Question: Heather McPherson – T. Rowe Price – Analyst

Okay. And have you guys talked to the rating agencies at all? Because I know that you have that sort of punitive higher cost of debt because of your rating.

Response: Gerald L. Zuehlke, Potlatch Corporation’s Vice President, Finance, and Chief Financial Officer

Correct.

Question: Heather McPherson – T. Rowe Price – Analyst

And I’m wondering, have you kind of walked them through it, and is there an opportunity to maybe get that expense lowered once you get through this?

Response: L. Pendleton Siegel, Potlatch Corporation’s Chairman and Chief Executive Officer

We have — we — Heather, Jerry and Doug Spedden and I visited all the rate agencies here the week after we announced – the week of September 26, I think, the week after we announced the conversion, and walked them through all numbers including five-year projections by line of business, et cetera. So we spent quite a bit of time with each one. We believe, frankly, looking at our cash flows and looking throughout the industry, we don’t agree with our current ratings. But having said that, the rating agencies are paid to create their own ratings, and they will do so. To date, I think none of them have issued a — any comments and were probably waiting for this earnings call before going final, and we’ll see what — we’ll see what develops. We feel very comfortable with our capital structure, though, and you are correct. We don’t like paying the interest rate we’re paying on the noncallable interest-sensitive debentures.

Question: Heather McPherson – T. Rowe Price – Analyst

Yes. That’s pretty high. Okay. Thanks. Did you guys talk — I didn’t hear you talk at all about cash level was in the quarter. I can kind of back into it, but can you tell me what maybe working capital did and maybe on the deferred taxes side if there was anything we would need to back out?

Response: Gerald L. Zuehlke, Potlatch Corporation’s Vice President, Finance, and Chief Financial Officer

No. The EBITDA was around 45 million for the quarter. Deferred taxes was a slight change back, and in fact we are now at same level we were at year-end last year with adjustments both plus and minus. We felt that that was a good tax position as of the end of the quarter. Any further change in deferred taxes between now and year-end ought to be fairly minimal one way or the other, so — and not a lot of change in working capital.

Response: L. Pendleton Siegel, Potlatch Corporation’s Chairman and Chief Executive Officer

There is — as part of our post-conversion, as part of the E&P purge, there will be a fairly substantial deferred tax adjustment because of that purge from deferred taxes into equity.

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Response: Gerald L. Zuehlke, Potlatch Corporation’s Vice President, Finance, and Chief Financial Officer

But no change in cash.

Response: L. Pendleton Siegel, Potlatch Corporation’s Chairman and Chief Executive Officer

No, it’s not a cash event. It’s just a balance sheet event.

Question: Joe DiMassio – Bear Sterns – Analyst

Hi, guys. Thank you for the call this morning. I had a question. I was reading through the registration statement, and it says in here that under the code no more than 20% of the value of the assets of a REIT may be represented by securities of one or more of the TRSs. How does that — so when you were talking about the manufacturing operations and the TRSs earlier, what kind of percentage are you at right now?

Response: L. Pendleton Siegel, Potlatch Corporation’s Chairman and Chief Executive Officer

The way that test with works — there are a number of REIT tests, Joe. The way that test works is slightly different from what the words seem to say. It is no more than 20% of the assets in the total REIT can be represented by the equity value of the TRS subs. Not the asset values. So what — what you do is go through and estimate the value of each asset, and these aren’t balance sheet — these aren’t balance sheet items. These are estimate of what’s the true value of the timber land, what’s the true value of each of the manufacturing assets. The debt that we have outstanding will be pushed down to the TRS assets, as will a fair amount of the other long term liabilities. And once you do that, we meet our 20% tests very, very comfortably. So we don’t have to — there had been some supposition that in order to convert to a REIT, we would have to sell something else. We do not have to sell anything. It doesn’t mean we won’t if the right opportunity comes along, but we meet that 20% test very comfortably because it is an equity in the TRS.

Additional Information and Where to Find It

Information contained in this document is not a substitute for the preliminary proxy statement/prospectus that is part of the registration statement on Form S-4 of Potlatch Holdings, Inc., which was filed with the Securities and Exchange Commission (the “SEC”) on September 19, 2005, in connection with the proposed conversion of Potlatch Corporation (the “Company”) to a real estate investment trust, or REIT. The Company will restructure its operations in connection with the proposed REIT conversion and, as part of this restructuring, it will effect a merger involving a wholly owned subsidiary of the Company called Potlatch Holdings, Inc. The preliminary proxy statement/prospectus is a proxy statement of the Company and is a prospectus of Potlatch Holdings, Inc. STOCKHOLDERS AND INVESTORS ARE URGED TO READ THE PRELIMINARY PROXY STATEMENT/PROSPECTUS, AS WELL AS THE FINAL PROXY STATEMENT/PROSPECTUS WHEN FILED WITH THE SEC, BECAUSE OF ITS IMPORTANT INFORMATION, INCLUDING DETAILED RISK FACTORS ABOUT THE COMPANY, POTLATCH HOLDINGS, INC., THE PROPOSED REIT CONVERSION AND THE PROPOSED MERGER. The registration statement on Form S-4 and proxy statement/prospectus, as well as other documents of the Company and Potlatch Holdings, Inc. that will be filed with the SEC, are or will be available free of charge at the SEC’s website (www.sec.gov) or by directing a request for such a filing to the Company at 601 West Riverside Avenue, Suite 1100, Spokane, Washington 99201, Attention: Corporate Secretary, or by telephone at (509) 835-1500, or by email at investorinfo@potlatchcorp.com, or through the Company’s website (www.potlatchcorp.com) as soon as reasonably practicable after such material is filed with or furnished to the SEC.

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Participants in Solicitation

The Company, its directors and executive officers may be deemed to be participants in the solicitation of proxies from the Company’s stockholders in connection with the proposed merger. Information about the directors and executive officers of the Company and their ownership of the Company’s stock is set forth in the proxy statement for the Company’s 2005 Annual Meeting of Stockholders.

Stockholders and investors should carefully read the preliminary proxy statement/prospectus, as well as the final proxy statement/prospectus when filed with the SEC, before making any voting or investment decisions.

Cautionary Information regarding Forward-Looking Statements

Except for the historical and factual information contained herein, the matters set forth in this filing, including statements as to the expected benefits of the REIT conversion, and other statements identified by words such as “estimates, “expects,” “projects,” “plans,” and similar expressions are forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements include, but are not limited to, statements regarding expected increases in EBITDA, increases in harvest levels, funds available for future distributions and our ability to satisfy REIT tests. These forward-looking statements are subject to risks and uncertainties that may cause actual results to differ materially, including but not limited to our ability to qualify as a REIT or to remain qualified as a REIT, our ability to maintain or increase the proposed initial dividend rate in the event of a downturn in the results of our timberland or manufacturing operations, changes in general economic conditions and interest rates, competitive conditions and prices in the markets for our timber and manufactured products and other risk factors relating to the planned REIT conversion and our business as detailed from time to time in our reports filed with the SEC and in the Form S-4 of Potlatch Holdings, Inc. referred to above. You should not place undue reliance on these forward-looking statements, which speak only as of the date of this communication. Unless legally required, Potlatch undertakes no obligation to update publicly any forward-looking statements, whether as a result of new information, future events or otherwise.

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